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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                   __________

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. )

                           APRIA HEALTHCARE GROUP INC.
- --------------------------------------------------------------------------------
                                (Name of issuer)

                                     COMMON
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                         (Title of class of securities)

                                    037933108
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                                 (CUSIP number)

                                GEORGE L. ARGYROS
                            ARNEL DEVELOPMENT COMPANY
                        950 SOUTH COAST DRIVE, SUITE 200
                              COSTA MESA, CA 92626
                                 (714) 434-5050
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                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                  JULY 15, 1996
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             (Date of event which required filing of this statement)



         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ].
         Check the following box if a fee is being paid with the statement [X].

                               (Page 1 of 5 Pages)
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CUSIP NO. 037933108                     13D                    PAGE 2 OF 5 PAGES

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    1      NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

           George L. Argyros

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    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP*              (a)  [ ]
                                                                        (b)  [ ]

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- ---------- ---------------------------------------------------------------------
    3      SEC USE ONLY



- ---------- ---------------------------------------------------------------------
- ---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           AF/PF

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    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) OR 2(e)                                     [ ]


- ---------- ---------------------------------------------------------------------
- ---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           United States

- ---------- ---------------------------------------------------------------------
- --------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER
     NUMBER OF                  2,753,768

       SHARES                   -0-
                                ------------------------------------------------
    BENEFICIALLY         8      SHARED VOTING POWER

      OWNED BY                  -0-
                                ------------------------------------------------
        EACH             9      SOLE DISPOSITIVE POWER

     REPORTING                  2,753,768
                                ------------------------------------------------
    PERSON WITH          10     SHARED DISPOSITIVE POWER
                                -0-
- --------------------- --------- ------------------------------------------------
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   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,753,768

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   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                                   [ ]

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   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           5.42%

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   14      TYPE OF REPORTING PERSON*

           IN

- ---------- ---------------------------------------------------------------------


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CUSIP NO. 037933108                     13D                    PAGE 3 OF 5 PAGES

ITEM 1.  SECURITY AND ISSUER.

         Common Stock
         APRIA Healthcare Group Inc.
         3560 Hyland Avenue
         Costa Mesa, CA  92626

ITEM 2.  IDENTITY AND BACKGROUND.

         (a)      George L. Argyros
         (b)      Arnel Development Company
                  950 South Coast Drive, Suite 200
                  Costa Mesa, CA  92626
         (c) Chairman and Chief Executive Officer, Arnel Development
             Company
         (d) The Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years.
         (e) During the past five years the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction the result of which subjected the reporting person to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.
         (f)      The Reporting Person is a U.S. Citizen.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The Common Stock of APRIA Healthcare Group Inc. (the "Issuer") beneficially owned by the Reporting Person was acquired by the Reporting Person and affiliated entities of the Reporting Person. The Reporting Person and affiliated entities acquired 2,239,618 shares of Common Stock of the Issuer pursuant to the merger of Homedco Group Inc. ("Homedco") into Issuer on June 28, 1995. Pursuant to the merger, shareholders of Homedco received two shares of the Issuer for each share of Homedco. At the time of the merger, the Reporting Person and affiliated entities owned less than 5% of the outstanding shares of Issuer. On March 22, 1996, HBI Financial Corporation, of which the reporting person is the sole shareholder, purchased 500,000 shares of the Issuer in the open market at a purchase price of $29.625. HBI Financial Corporation used its working capital to make this acquisition.

         The Reporting Person, using personal funds, purchased 10,000 shares of the Issuer on July 15, 1996. Additionally, affiliated entities of the Reporting Person purchased 1,550 shares and 2,600 shares, respectively. Each of the affiliated entities are trusts of which the Reporting Person is a Trustee. Each Trust used its operating income to purchase the Issuer's Common Shares.

ITEM 4.  PURPOSE OF TRANSACTION.

         Each of the Reporting Person and affiliated entities made the acquisitions for investment purposes only and not with the intent of acquiring control of the Issuer.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a)      Account Beneficially Owned:  2,753,768
                  Percent of Class:  5.42%

         (b)      Number of shares as to which reporting person has:
                  1.       Sole power to vote or direct vote:  2,753,768

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CUSIP NO. 037933108                     13D                    PAGE 4 OF 5 PAGES

                  2.       Shared power to vote or direct vote:  -0-
                  3.       Sole power to dispose or direct the disposition:
                           2,753,768
                  4.       Shared power to dispose or direct the disposition:
                           -0-

         (c) The Reporting Person and affiliated entities had the following transactions during the past 60 days:

                                        No. of    Type of       Price Per
Entity                                  Shares    Transaction     Share
- ------                                  ------    -----------   ---------

Reporting Person                       10,000     Purchase       $25.375

The Argyros Children's Trust II
                                        1,550     Purchase       $25.25

The Argyros Charitable Trust
No. 4                                   2,600     Purchase       $25.25

All of the above purchases were made in the open market.

         (d)      Other Interests:

         1. HBI Financial Corporation owns 2,430,670 shares of the Issuer. The Reporting Person is the sole shareholder of HBI Financial Corporation and, therefore, has the power to direct the affairs, including decisions respecting the voting or disposition of shares.

         2 GLA Financial Corporation owns 636 shares of the Issuer. The reporting person is the sole shareholder of GLA Financial Corporation and, therefore, has the power to direct the affairs, including decisions respecting the voting or disposition of shares.

         3. The Argyros Foundation owns 11,252 shares of the Issuer. The Reporting Person is a Trustee of the Argyros Foundation.

         4. Argyros Children's Trust No. II owns 31,050 shares of the Issuer. The Reporting Person is a Trustee of the Argyros Children's Trust No. II.

         5. The Argyros Charitable Trust No. 4 owns 2,600 shares of the Issuer. The Reporting Person is a Trustee of The Argyros Charitable Trust No. 4.

         6. GLA Foundation, a nonprofit corporation, owns 267,560 shares of the Issuer. The Reporting Person is a director and officer of the GLA Foundation.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Not applicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Not applicable.

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CUSIP NO. 037933108                     13D                    PAGE 5 OF 5 PAGES


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                                 August 20, 1996
                                   ---------------------------------------------
                                                      (DATE)



                                             /s/ George L. Argyros
                                   ---------------------------------------------
                                                 George L. Argyros